Exhibit 4.1

SHARE CERTIFICATE

Number: [__]	Shares: [__]

Basel Medical Group Ltd

BVI Company Number: 2129740

THIS SHARE CERTIFICATE CERTIFIES THAT as of [__], [__] of [__] is the registered holder of [__] fully paid Ordinary Shares with no par value in the above named Company which are held subject to, and transferable in accordance with, the Memorandum and Articles of Association of the Company.

In Witness Whereof the Company has authorized this certificate to be issued on [__].

By:
Director